REPORT FILED BY ELIGIBLE INSTITUTIONAL INVESTOR
UNDER PART 4 OF NATIONAL INSTRUMENT 62-103

Re: SUTCLIFFE RESOURCES LTD. (the “Issuer”)

(a)	The name and address of the Eligible Institutional Investor:

Firebird Global Master Fund, Ltd. (the “Investor”)
c/o
Citco Fund Services (Cayman Islands) Limited
Corporate Centre
West Bay Road
P.O. Box 31106 SMB
Grand Cayman
Cayman Islands, British West Indies

(b)	The designation and number or principal amount of voting or equity securities of the Issuer in respect of which the report is being filed and the securityholding percentage of the Investor in the class of securities:

The Investor reports that the aggregate number of securities of the Issuer held by the Investor at the end of July 2006 is 2,150,000 common shares and 2,000,000 warrants to acquire the same number of common shares in the share capital of the Issuer.

The 2,150,000 common shares held by the Investor represent approximately 5.25% of the outstanding common shares of the Issuer.

In addition, assuming the exercise by the Investor of the above-mentioned warrants to acquire additional common shares of the Issuer, the Investor’s total securityholding in the share capital of the Issuer would be 4,150,000 common shares representing approximately 9.67% of the outstanding common shares of the Issuer, including the common shares deemed to be acquired pursuant to the exercise of such warrants.

(c)	Statement:

The Investor is eligible to file this report under Part 4 of National Instrument 62-103 with respect to the Issuer.

DATED this 9th day of August, 2006.

FIREBIRD GLOBAL MASTER FUND, LTD.
Per:	(s) James Passin
Name:	James Passin
Title:	Director